Exhibit (a)(5)(J)

AXCAN PHARMA INC. 597, boul. Laurier Mont-Saint-Hilaire (Québec) Canada J3H 6C4 Tél.: (450) 467-5138 1 (800) 565-3255 Fax: (450) 464-9979 www.axcan.com
SOURCE:	AXCAN PHARMA INC.
TSX SYMBOL (Toronto Stock Exchange):	AXP
Nasdaq SYMBOL (Nasdaq National Market):	AXCA
DATE:	June 9, 2003
Press Release for immediate distribution

AXCAN PHARMA SEEKS INJUNCTION AGAINST SALIX FOR
ALLEGED VIOLATION OF U.S. SECURITIES LAWS

CONTENDS THAT SALIX FAILED TO DISCLOSE CONFLICTS OF INTEREST OF
FINANCIAL ADVISOR IN TOUTING "INDEPENDENT RESEARCH"

        MONT ST. HILAIRE, Quebec, Canada—Axcan Pharma Inc. (NASDAQ: AXCA) today filed a motion in the United States District Court for the District of Delaware seeking a temporary restraining order against Salix Pharmaceuticals, Ltd. (NASDAQ: SLXP) relating to alleged violations of the U.S. securities laws. Axcan also has requested permission to file a Second Amended Complaint in the United States District Court for the District of Delaware with respect to these alleged violations.

        Axcan contends that Salix violated the tender offer and proxy rules under the U.S. securities laws when Salix stated that an analyst was "independent" without also disclosing that the analyst's firm has a long-standing relationship with Salix and that the firm, Wachovia Securities Inc., is financial advisor to Salix with respect to Axcan's offer to purchase all outstanding shares of Salix. In a slide presentation filed with the Securities and Exchange Commission, Salix touts "independent research" issued by a Wachovia analyst as a reason for Salix stockholders not to tender their shares in Axcan's offer or to support the independent director nominees proposed by Axcan. Axcan believes it is misleading to describe research performed by a Wachovia analyst as "independent"—Wachovia is Salix's current financial advisor and stands to receive substantial fees for its services, has served as Salix's investment banker in prior transactions and was the underwriter for a 2002 stock offering that raised in excess of $50 million for Salix. The Salix board has further relied on Wachovia's oral opinion to recommend that Salix stockholders not accept Axcan's offer.

        David Mims, Executive Vice President and Chief Operating Officer of Axcan, said "We do not believe that Salix stockholders should rely on research reports issued by an analyst employed by Salix's financial advisor because of the obvious conflict of interest. Among other things, we question the basis upon which this analyst would increase his target estimates for Salix shortly after our initial offer, then again shortly after we increased our offer price. We believe it is misleading for Salix to tout research issued by its financial advisor as "independent research." Salix stockholders are entitled to full, fair and complete disclosure to make an informed decision on our offer and in voting for the independent director nominees proposed by Axcan. As a result, we feel compelled to seek the intervention of the court to prevent Salix management from continuing to issue misleading statements to Salix stockholders."

        J.P. Morgan Securities Inc., is advising Axcan on this transaction and is acting as Dealer Manager for the offer and MacKenzie Partners, Inc. is acting as Information Agent. Latham & Watkins LLP and Lapointe Rosenstein are advising Axcan on United States and Canadian legal issues, respectively.

        Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the Nasdaq National Market under the symbol "AXCA".

CERTAIN FORWARD LOOKING STATEMENTS

        To the extent any statements made in this release contain information that is not historical, including statements related to the expected benefits to Axcan of the Salix acquisition, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in Axcan's filings with the Securities and Exchange Commission.

IMPORTANT INFORMATION

        Saule Holdings Inc. ("Saule"), a wholly owned subsidiary of Axcan Pharma Inc. ("Axcan"), has commenced a tender offer for all the outstanding shares of common stock of Salix Pharmaceuticals, Ltd. ("Salix") at US$10.50 per share, net to the seller in cash, without interest. The offer is scheduled to expire at 5:00 p.m., New York City time, on June 27, 2003. The offer is conditioned upon, among other things:

  •
  Salix's stockholders shall have validly tendered and not withdrawn prior to the expiration date of the offer a number of shares, including the associated preferred share purchase rights, representing, including the shares owned by Axcan and Saule, at least a majority of all outstanding shares on a fully diluted basis;

  •
  The Board of Directors of Salix shall have redeemed the preferred share purchase rights or Saule shall be satisfied that the rights have been invalidated or are otherwise inapplicable to the offer and the proposed merger;

  •
  The Board of Directors of Salix shall have approved the offer and the proposed merger pursuant to the requirements of Section 203 of the General Corporation Law of the State of Delaware or Saule shall be satisfied that Section 203 does not apply to or otherwise restrict the offer and the proposed merger; and

  •
  Axcan shall have received proceeds under the facilities contemplated by its commitment from the National Bank of Canada sufficient, together with cash on hand, to consummate the offer and the proposed merger.

        The offer is also subject to other customary conditions. Subject to the requirements of applicable law, all of the conditions to the offer may be waived and the offer period may be extended. If the offer is extended, Saule will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m., New York City time on the first business day following the date the offer was scheduled to expire. The complete terms and conditions of the offer are set forth in the Offer to Purchase, dated April 10, 2003, the Supplement to the Offer to Purchase, dated May 20, 2003, and the related revised Letter of Transmittal. The Offer to Purchase is attached as an exhibit to the Tender Offer Statement on Schedule TO filed by Axcan and Saule with the Commission on April 10, 2003, as the same has been and may be amended or supplemented from time to time. The Supplement to the Offer to Purchase and the related revised Letter of Transmittal are attached as exhibits to the amendment to the Tender Offer Statement on Schedule TO/A filed by Axcan and Saule with the Commission on May 20, 2003, as the same may be amended or supplemented from time to time.

        The offer is not being made to (nor will tenders be accepted from or on behalf of) the holders of shares in any jurisdiction where the making of the offer would not be in compliance with the laws or regulations of such jurisdiction. However, Saule may, at its discretion, take such action as it deems necessary to make the offer in any such jurisdiction and extend the offer to holders of shares in such jurisdiction.

        On May 20, 2003, Axcan and Saule filed with the Commission a definitive proxy statement in connection with the election of the nominees of Axcan and Saule (the "Director Nominees") to the Salix board of directors at the Salix 2003 annual meeting of stockholders. Axcan expects to file other proxy solicitation materials regarding the election of the Director Nominees or the proposed business combination between Axcan and Salix. Investors and security holders are urged to read the definitive proxy statement and other proxy material (when they become available) because they contain or will contain important information. The definitive proxy statement was first mailed on or about May 20, 2003 to all stockholders of Salix of record as of April 25, 2003. Detailed information regarding the names, affiliations and interests of individuals who may be deemed participants in the solicitation of proxies of Salix stockholders by Axcan is available in the definitive proxy statement on Schedule 14A filed on May 20, 2003 by Axcan with the Securities and Exchange Commission.

        Investors and security holders may obtain a free copy of the offer to purchase, the supplement thereto, the definitive proxy statement and other documents filed by Axcan with the Securities and Exchange Commission at the Commission's website at http://www.sec.gov. The tender offer statement, the supplement thereto, the definitive proxy statement and these other documents may also be obtained free of charge by directing a request to the Information Agent for the offer, MacKenzie Partners, Inc. at (800) 322-2885, or by email at proxy@mackenziepartners.com.

INFORMATION:	David W. Mims Executive Vice President and Chief Operating Officer Axcan Pharma Inc. Tel: (205) 991-8085 ext. 223
or	Isabelle Adjahi Director, Investor Relations Axcan Pharma Inc. Tel: (450) 467-2600 ext. 2000
www.axcan.com
or	Steve Lipin/Cindy Leggett-Flynn Brunswick Group Tel: (212) 333-3810